FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: March 17, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614     Fax: 902-468-0631
www.gammonlake.com
TSX: GAM / AMEX:GRS / BSX: GL7

Press Release 05-2004	March 17, 2004

GAMMON LAKE REPORTS FOURTH ROUND OF STEP-OUT AND IN-FILL
DRILLING RESULTS FROM 65,000-METRE DRILL PROGRAM AND
ANNOUNCES DISCOVERY OF NEW HIGH-GRADE STRUCTURE

22 New Drill Holes Completed at Northeast Underground Project Area, Including OU-34 Intersecting 24.3
Grams per Tonne Gold and 1,780 Grams per Tonne Silver, for a Gold-Equivalent Grade of 51.7 Grams per
Tonne Over 4.0-Metres on the Aventurero.

Newly Released Hole OU-31 Intersects 3.0-Metres of 53.04 Grams per Tonne Gold and 370 Grams per
Tonne Silver, for 58.7 Grams per Tonne Gold-Equivalent, and Includes 1.0-Metre of 109 Grams per Tonne
Gold and 669 Grams per Tonne Silver, for a Gold-Equivalent Grade of 119.3 Grams per
Tonne on the San Juan

Discovery of New High-Grade Structure Encountered During Ramp Development in the Northeast Underground
Project Area Produces Gradesof 18.9 Grams per Tonne Gold and 279 Grams per Tonne Silver Over 1.4-Metres

Tunnel Channel Samples on High-Grade San Juan Vein Average 13.9 Grams per Tonne Gold and 355
Grams per Tonne Silver Over an Average True Width of 2.9-Metres

Gammon Lake Resources Inc. (TSX:GAM; AMEX:GRS) is pleased to release the results from 22 new step-out and in-fill drill holes at its 100%-owned Ocampo Gold-Silver Project. The results are from the fourth round of surface drilling and underground drilling from ramp development as part of the Company’s 65,000-metre drilling and development program at the Northeast Ocampo Underground Project Area. The 22 holes reported produced 26 intercepts above underground cut-off grade of 3 g/t gold-equivalent.

Drilling results to date continue to demonstrate an expansion of the high-grade underground resource, showing the presence of high-grade mineralization well below the limits of historic mining as well as in areas not previously mined where high-grade ore has been discovered. These include newly released hole OU-34 grading 84.0 g/t gold and 6,650 g/t silver, for a gold-equivalent grade of 186.3 grams per tonne over 1.0-metre. This was contained in a larger interval of 4.0-metres grading 24.28 grams per tonne gold and 1,780 grams per tonne silver, for a grade of 51.7 grams per tonne gold-equivalent. The results of the fourth round of drilling from the 65,000-metre drill program at the Northeast Underground Project Area can be found in the following table (Table 1).

(Continued on page 2)

Table 1: Newly Reported Drill Results from the Northeast Underground Project Area

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold-Equivalent (1:65)

Aventurero	OU-31	21.0	25.0	4.0	4.00	132	6.0

San Juan	OU-31	42.0	45.0	3.0	53.04	370	58.7

	Includes	42.0	43.0	1.0	109.00	669	119.3

	OU-31	49.5	51.0	1.5	8.68	752	20.2

Aventurero	OU-32	29.0	31.0	2.0	5.58	237	9.2

Aventurero	OU-33	15.0	18.0	3.0	4.12	697	14.8

Aventurero	OU-34	16.0	20.0	4.0	24.28	1,780	51.7

	Includes	16.0	17.0	1.0	84.00	6,650	186.3

Aventurero	OU-35	48.0	49.0	1.0	0.38	597	9.6

Aventurero	OU-36	13.5	16.5	3.0	5.17	176	7.9

San Juan	OU-36	65.0	67.0	2.0	3.18	47	3.9

San Juan	OU-37	56.0	58.0	2.0	3.77	184	6.6

	OU-37	61.5	63.0	1.5	1.79	242	5.5

San Juan	OU-38	52.0	57.0	5.0	10.36	563	19.0

	Includes	56.0	57.0	1.0	15.45	1,840	43.8

	OU-38	63.0	69.0	6.0	1.13	171	3.8

Aventurero	OU-38	94.0	96.0	2.0	1.49	286	5.9

San Juan	OU-39	62.0	64.0	2.0	6.64	106	8.3

San Juan	OU-40	46.0	49.0	3.0	11.58	186	14.4

	Includes	47.0	48.0	1.0	23.10	309	27.9

San Juan	OU-41	43.0	51.0	8.0	5.54	241	9.2

	Includes	49.0	50.0	1.0	24.30	709	35.2

San Juan	OU-42	52.0	53.0	1.0	7.37	80	8.6

San Juan	OU-44	53.0	54.0	1.0	6.72	651	16.7

	OU-44	59.0	60.0	1.0	4.20	236	7.8

San Juan	OU-45	60.0	62.0	2.0	2.08	232	5.6

San Juan	OU-47	64.0	66.0	2.0	2.92	300	7.5

	OU-47	69.0	72.0	3.0	10.86	96	12.3

	Includes	70.0	71.0	1.0	23.90	81	25.1

San Juan	OU-48	73.0	74.0	1.0	1.75	197	4.8

San Juan	OU-49	85.0	86.0	1.0	2.28	152	4.6

San Juan	OU-51	62.3	63.3	1.0	5.74	288	10.2

San Juan	OU-52	76.2	79.5	3.3	35.45	1,018	51.1

	Includes	76.2	78.0	1.8	62.11	1,649	87.5

Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The widths above are drill intercepts and not true widths.
Holes OU-43, OU-46 and OU-50 encountered low-grade.

Figures 1 and 2 on the following page show the location of these new drill holes as well as the true widths of the drill intercepts along the Aventurero and San Juan Veins. The locations of these long sections can be found on the map in figure 3.

(Continued on page 3)

Figure 1: Aventurero Vein Long Section Displaying Location and True Widths of Drill Intercepts

Figure 2: San Juan Vein Long Section Displaying Location and True Widths of Drill Intercepts

(Continued on page 4)

Discovery of New High-Grade Esperanza Vein

During the process of ramp and tunnel development and the construction of an underground workshop, a new previously undiscovered high-grade structure was encountered. This structure, the Esperanza Vein, runs parallel to the San Juan Vein and produced grades of 18.9 g/t gold and 279 g/t silver, for a gold-equivalent grade of 23.2 g/t over 1.4-metres. The discovery of the new high-grade Esperanza Vein continues to demonstrate the exceptional exploration potential of the property and the benefit of ramp and tunnel development. The progression of the 6-km ramp and tunnel development as well as the location of the Esperanza Vein and underground workshop is displayed in the figure below (Figure 3).

Figure 3: Ramp and Tunnel Progression Showing Location of
Newly Discovered Esperanza Vein and Underground Workshop

(Continued on page 5)

The Esperanza Vein is a structure with no surface expression. It is an example of a blind target, which was uncovered by underground ramp development. The Company will now target several drill holes to define the grades and tonnages of this previously undiscovered high-grade structure.

Sampling from Tunnel Development on the Aventurero and San Juan Zones has Consistently
Demonstrated Continuity of High-Grade Ore

Channel Samples taken systematically along tunnel development have consistently demonstrated the continuity of high-grade ore on both the Aventurero and San Juan Veins. Samples collected along 102-metres of tunnel development on the Aventurero averaged 7.5 grams per tonne gold and 225 grams per tonne silver, for a gold-equivalent grade of 10.9 grams per tonne over an average of 2.2-metres of true width. Even more significant, samples taken on the San Juan averaged 13.9 grams per tonne gold and 355 grams per tonne silver, for a gold-equivalent grade of 19.4 grams per tonne over an average true width of 2.9-metres.

Gammon continues to aggressively drill off the Ocampo property with four drill rigs operating around the clock. The Company has a 65,000-metre drill program in place in the Northeast Underground Area focused on both underground and surface drilling, as well as 30,000-metre deep drilling program in the Open-Pit area targeting the high-grade underground potential beneath the limits of the proposed pits. Gammon is currently working on an updated property-wide resource study combining both the Northeast Underground Area and the Open-Pit Area. Completion of this study is anticipated by mid-2004.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer at (902) 468-0614. The qualified persons responsible for all technical data reported in this news release are Mr. Jim McGlasson, Chief Geologist, CPG and P.Geo. and Mr. Bill Fleshman, C.P.Geo. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

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